SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

630 – 3rd Avenue S.W., Suite 900
Calgary, Alberta, Canada T2P 4L4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☐	Form 40-F: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

NOTICE AND PROXY INFORMATION CIRCULAR
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
PROXY CIRCULAR
BUSINESS OF THE MEETING
PROXY INFORMATION
EXECUTIVE COMPENSATION AND RELATED MATTERS
OTHER INFORMATION
STATEMENT OF CORPORATE GOVERNANCE
CERTIFICATE
EXHIBIT A
EXHIBIT B
RESTATED ARTICLES OF INCORPORATION SCHEDULE I
RESTATED ARTICLES OF INCORPORATION SCHEDULE II
SHAW COMMUNICATIONS INC. CLASS A PARTICIPATING SHARES PROXY

NOTICE AND
PROXY INFORMATION CIRCULAR

ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS OF
SHAW COMMUNICATIONS INC.

TO BE HELD ON
WEDNESDAY, JANUARY 21, 2004

SHAW COMMUNICATIONS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The annual general and special meeting of shareholders of Shaw Communications Inc. (the “Corporation”) will be held as follows:

Date:	Wednesday, January 21, 2004

Time:	2:00 p.m. (Calgary time)

Location:	Shaw Court
630 — 3rd Avenue S.W.
Calgary, Alberta

for the following purposes:

1.	to receive the consolidated financial statements for the year ended August 31, 2003 and the auditors’ report on those statements;

2.	to elect directors;

3.	to appoint auditors;

4.	to consider and if thought advisable, to pass, a special resolution in the form set forth in Exhibit A to the proxy circular accompanying this notice, the text of which proposed resolution is incorporated herein by reference, to amend the articles of the Corporation to (a) limit the authorized number of class A participating shares (“Class A Shares”) in the capital of the Corporation to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversions of Class A Shares into class B non-voting participating shares (“Class B Non-Voting Shares”) in the capital of the Corporation; and (b) amend and restate the articles of the Corporation in the form set forth in Exhibit B to the proxy circular accompanying this notice; and

5.	to transact such other business as may properly come before the meeting.

By Order of the Board of Directors,

Calgary, Alberta December 12, 2003	(signed) Douglas J. Black, Q.C. Corporate Secretary

Holders of Class A Shares of record at the close of business on December 18, 2003 are the only shareholders entitled to notice of, and to vote at, the meeting. Holders of Class B Non-Voting Shares are entitled to attend and speak at the meeting, but are not entitled to vote on any matter proposed for consideration.

If you cannot attend the meeting in person, you are encouraged to complete the accompanying proxy and to return it in the enclosed envelope to CIBC Mellon Trust Company, 600 The Dome Tower, 333 — 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: P.O. Box 2517, Calgary, Alberta, T2P 4P4), to be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting or an adjournment thereof, but prior to the use of the proxy at the meeting or an adjournment thereof.

SHAW COMMUNICATIONS INC.
PROXY CIRCULAR

The information contained in this proxy circular is provided in connection with the solicitation of proxies by and on behalf of management of Shaw Communications Inc. (the “Corporation”) for use at the annual general and special meeting (the “Meeting”) of shareholders of the Corporation to be held on January 21, 2004, and any adjournments thereof, as set forth in the attached Notice of Meeting.

Unless otherwise noted, the information contained in this proxy circular is given as of December 12, 2003. All sums are expressed in Canadian dollars, unless otherwise noted.

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The nominees proposed for election as directors of the Corporation are listed below. Directors will hold office until the next annual meeting or until their successors are elected or appointed. Management of the Corporation recommends voting in favour of each nominee.

			Shares
Name and			Owned/Controlled(2)
Municipality of	Background/Principal	Director
Residence(1)	Occupation	Since	Class A	Class B

Adrian Burns Rockcliffe Park, ON	Corporate Director. Ms. Burns is a former Member of the Copyright Board of Canada and former Commissioner of the Canadian Radio- television and Telecommunications Commission. She also currently serves as vice-chair of the Board of Trustees of the National Arts Centre and as a board member of several business and community organizations, including the Western Independent Producers Fund, Carthy Foundation and Canadian Intercollegiate Athletic Union.	2001	Nil	3,000

James F. Dinning Calgary, AB	Executive Vice President, TransAlta Corporation. Mr. Dinning formerly held various positions during 11 years as a member of the legislative assembly of Alberta, including Provincial Treasurer, Minister of Education and Minister of Community and Occupational Health. Mr. Dinning also serves as a director of Finning International Inc., director and member of the audit committee of Russel Metals Inc., director of Western Financial Group Inc. and director of several private companies. He is also chair of the Canadian Clean Power Coalition and serves on the boards of the Alberta Energy Research Institute and The Banff Centre.	1997	Nil	4,500

George F. Galbraith Vernon, BC	Corporate Director. Mr. Galbraith is the former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia.	1991	Nil	250,618

Ronald V. Joyce, C.M. Calgary, AB	Senior Chairman and Co-Founder of The TDL Group, licensor of Tim Horton’s restaurants in Canada and the United States. Mr. Joyce is a director of Wendy’s International, Inc. and Sobeys Inc. and is chair of the Tim Horton’s Children’s Foundation.	2000	Nil	3,711,398

			Shares
Name and			Owned/Controlled(2)
Municipality of	Background/Principal	Director
Residence(1)	Occupation	Since	Class A		Class B

Charles V. Keating, C.M., LL.D. Dartmouth, NS	Corporate Director. Mr. Keating is a director of Altimax Venture Capital Limited, director and chair of the Audit Committee of Optipress, Inc. and chair of the Executive Committee of the Canadian Medical Association Holdings. Mr. Keating is also the former chair of Access Communications Incorporated, which operated a number of cable television systems in Nova Scotia.	1985	Nil		3,800,000

Rt. Hon. Donald F. Mazankowski, P.C., O.C., LL.D. Vegreville, AB	Corporate Director. Mr. Mazankowski was a Member of the Parliament of Canada from 1968 to 1993 and held a number of Cabinet positions, including Deputy Prime Minister, Minister of Finance and President of the Privy Council. Mr. Mazankowski is a director of a number of Canadian corporations, including ATCO Ltd., Canadian Oil Sands Limited, Great West Life Assurance, Great West Lifeco, IMC Global, Investors’ Group, Power Corporation of Canada, Power Financial Corporation, Weyerhaeuser Co. and Yellow Pages Group Co. In October, 2003, Mr. Mazankowski was awarded the Alberta Order of Excellence.	1993	Nil		6,000

Michael W. O’Brien Canmore, AB	Corporate Director. Until his retirement in 2002, Mr. O’Brien served as Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc. He currently is a director and member of the Environmental, Health & Safety Committee of Suncor Energy Inc., director, chair of the Corporate Governance and Nominating Committee and member of the Compensation Committee and Audit Committee of PrimeWest Energy Inc., and director, chair of the Audit Committee and member of the Environmental, Health & Safety Committee of Terasen Inc. He also serves on the Executive Committee and is former chair of the board of trustees of the Nature Conservancy Canada.	2003	Nil		6,500

Harold A. Roozen Edmonton, AB	President and Chief Executive Officer, CCI Thermal Technologies Inc., a manufacturing company. Mr. Roozen formerly served as chair of the board of directors of WIC Western International Communications Ltd. and Canadian Satellite Communications Inc. He is also a member of the board of the Edmonton Community Foundation, Edmonton Police Foundation and Queen’s University School of Business Advisory Board.	2000	1,030,000	(3)	4,690,019(3)

Jeffrey Royer Toronto, ON	Corporate Director and Private Investor	1995	Nil		6,972,786(4)

Bradley S. Shaw(5) Calgary, AB	Senior Vice-President, Operations of the Corporation. Prior to September, 2003, Bradley	1999	2,177,500		966,082

			Shares
Name and			Owned/Controlled(2)
Municipality of	Background/Principal	Director
Residence(1)	Occupation	Since	Class A	Class B

	Shaw served as Senior Vice-President, Operations of Star Choice Communications Inc. and prior thereto, Vice-President, Operations of the Corporation.

JR Shaw, O.C.(5) Calgary, AB	Founder and Executive Chair of the Corporation. JR Shaw currently serves as chair of the board of directors and member of the Human Resources and Compensation Committee and Board Policy, Strategy Review and Governance Committee of Suncor Energy Inc. JR Shaw is also a director and president of the Shaw Foundation as well as a director of several private companies, including McKenzie Meadows Golf Corp. and Radium Resort Inc.	1966	4,469,004	7,805,854

Jim Shaw(5) Calgary, AB	Chief Executive Officer of the Corporation. Jim Shaw is a director of United Acquisitions Inc., Canadian Cable Television Association and Cable Television Laboratories, Inc. (also known as CableLabs). He is also a member of the board of governors of Shawnigan Lake School.	2002	2,199,500	1,375,773

JC Sparkman Englewood, Colorado	Corporate Director. Mr Sparkman is the former Executive Vice-President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable television operators in the U.S.	1994	Nil	15,000

John S. Thomas Delta, BC	President, Delta Cable Communications Ltd. and Coast Cable Communications Ltd., which operate cable television systems in British Columbia. Mr. Thomas is a director of several private companies, including Northwest Communications Ltd. and Coast Communications Ltd.	2000	Nil	6,000

Willard H. Yuill Medicine Hat, AB	Chairman and Chief Executive Officer, The Monarch Corporation, a private holding company with investments in communications, real estate and sports-related properties. Mr. Yuill is a director of several private companies, including McKenzie Meadows Golf Corp. He is also a trustee of the St Andrew’s College Foundation and a governor of the Western Hockey League.	1999	400	18,687

Notes:

(1)	Other than Michael W. O’Brien, all of the nominees listed above were elected as directors at the annual general meeting of shareholders of the Corporation held on December 4, 2002.

(2)	The information as to the shares beneficially owned, or over which control or direction is exercised, has been furnished by each of the nominees as of November 26, 2003.

(3)	An associate of Harold A. Roozen is a major shareholder of Cathton Holdings Ltd., which owns 1,030,000 Class A Shares and 4,674,254 Class B Non-Voting Shares.

(4)	Jeffrey Royer beneficially owns 6,973 Class B Non-Voting Shares. An associate of Mr. Royer owns 6,965,813 Class B Non-Voting Shares. Mr. Royer does not beneficially own, directly or indirectly, or exercise control or direction over, such shares. This information is included solely to provide more fulsome disclosure to shareholders.

(5)	All of the Class A Shares owned or controlled by JR Shaw, Bradley S. Shaw and Jim Shaw are subject to a Voting Trust Agreement, details of which are provided under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”. Certain Class A Shares and Class B Non-Voting Shares shown for Bradley S. Shaw and Jim Shaw are beneficially owned by such individuals but are held by corporations owned or controlled by JR Shaw. JR Shaw is the father of Bradley S. Shaw and Jim Shaw.

(6)	The Executive Committee of the Board consists of JR Shaw (Chair), George F. Galbraith, Ronald V. Joyce, Donald F. Mazankowski and Jeffrey Royer.

(7)	The Audit Committee of the Board consists of Harold A. Roozen (Chair), James F. Dinning, George F. Galbraith and Michael W. O’Brien. Mr. O’Brien qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

(8)	The Corporate Governance Committee of the Board consists of Donald F. Mazankowski (Chair), Adrian Burns, Charles V. Keating and John S. Thomas.

(9)	The Human Resources Committee of the Board consists of JC Sparkman (Chair), Jeffrey Royer and Willard H. Yuill.

All of the directors of the Corporation, other than JR Shaw, Bradley S. Shaw and Jim Shaw, are independent and unrelated to the Corporation and its affiliates. The Board has established four standing committees: Executive, Audit, Corporate Governance and Human Resources. For a listing of the members of each committee of the Board, see the notes to the table under the heading “Business of the Meeting — Election of Directors”. For information about such committees and the Corporation’s system and approach with respect to corporate governance, see “Statement of Corporate Governance”.

Meetings Held and Attendance of Directors

The following tables summarize the meetings of the Board of Directors (the “Board”) of the Corporation and its committees held during the fiscal year ended August 31, 2003, and the attendance of individual directors of the Corporation at such meetings.

Meeting Type	Number of Meetings

Board of Directors	5
Executive Committee	4
Audit Committee	5
Corporate Governance Committee	9
Human Resources Committee	3

Director	Board Meetings Attended	Committee Meetings Attended(3)

JR Shaw	5 of 5	4 of 4
Adrian Burns	5 of 5	9 of 9
James F. Dinning	5 of 5	5 of 5
George F. Galbraith	5 of 5	7 of 8
Ronald V. Joyce	5 of 5	5 of 5
Charles V. Keating	4 of 5	5 of 5
Donald F. Mazankowski	4 of 5	13 of 13
Michael W. O’Brien(1)	n/a	n/a
Harold A. Roozen	4 of 5	4 of 5
Jeffrey Royer	5 of 5	7 of 7
Bradley S. Shaw(2)	5 of 5	n/a
Jim Shaw(2)	5 of 5	n/a
JC Sparkman	4 of 5	3 of 3
John S. Thomas	5 of 5	8 of 9
Willard H. Yuill	5 of 5	7 of 7

Total Attendance Rate	93%	96%

Notes:

(1)	Michael W. O’Brien was appointed as a director of the Corporation on October 20, 2003 and did not attend any meetings prior to that date.

(2)	Neither Bradley S. Shaw nor Jim Shaw served as a member of a committee of the Board during fiscal 2003.

(3)	For a listing of the members of each committee of the Board, see the notes to the table under the heading “Business of the Meeting - Election of Directors”.

Following each meeting, the Board and its committees conduct “in camera” sessions, at which no management directors or members of management (other than the Executive Chair, in the case of the Board) are present.

APPOINTMENT AND REMUNERATION OF AUDITORS

The firm of Ernst & Young LLP, Chartered Accountants, the present auditors of the Corporation, has been nominated to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation. The Audit Committee has recommended to the Board and to shareholders the nomination of Ernst & Young LLP as the Corporation’s auditors.

Audit Fees

The aggregate amount paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit, audit-related (including separate audits of subsidiary entities, financings and regulatory reporting requirements), tax and other services in the fiscal years ended August 31, 2003 and 2002 were as follows:

Type of Service	Fiscal 2003	Fiscal 2002

Audit	$1,085,255	$1,230,139
Audit-related	108,292	6,243
Tax	259,180	169,148
Other non-audit	—	16,148

Total	$1,452,726	$1,421,833

Fees paid for audit-related services in fiscal 2003 were primarily in respect of the Corporation’s business divestiture activities. The tax fees paid in fiscal 2002 and 2003 were related to tax compliance and tax consultation on scientific research, exploration and development tax credits, commodity taxes and linear property taxes. The fees reflected for other non-audit services for fiscal 2002 related to miscellaneous services that constituted a minor portion (approximately 1%) of the total fees paid by the Corporation to Ernst & Young LLP for the year.

The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only very limited non-audit related services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $100,000 in fees payable to Ernst & Young LLP for such services per fiscal year of the Corporation.

AMENDMENT OF ARTICLES OF THE CORPORATION

The Corporation has received a request from its controlling shareholder, JR Shaw, to place before the shareholders for their consideration at the Meeting a special resolution (the “Special Resolution”) to amend and restate the articles of the Corporation to limit the number of authorized Class A Shares. The text of the Special Resolution authorizing this amendment is attached to this proxy circular as Exhibit A.

JR Shaw has advised the Corporation that he has requested that the Special Resolution be presented to the shareholders so that the holders of Class A Shares will, in the future, have the right to consent to the issue by the Corporation of any additional Class A Shares.

The Board has considered JR Shaw’s request. In view of the fact that JR Shaw has the right to requisition a meeting of shareholders (to be called and held at the expense of the Corporation) for the purpose of considering the approval of the Special Resolution, the Board has accepted JR Shaw’s request and thus has placed the Special Resolution before the shareholders of the Corporation. The Board has determined that, as the Special Resolution is intended to ensure that no Class A Shares are issued in the future without the prior approval of the holders of the then outstanding Class A shares, such matter properly should be left to the determination of the holders of Class A Shares. Accordingly, the Meeting has been called, in part, to consider, and if thought advisable, to pass the Special Resolution.

The effect of the Special Resolution is, first, to authorize the amendment of the articles of the Corporation to limit the number of authorized Class A Shares to the lesser of that number of such shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversions of Class A Shares into Class B Non-Voting Shares (subject to certain conversion rights as described herein under the heading “Proxy Information — Restricted Shares”). The consequent effect of such amendment would be to require the consent of two thirds of the holders of Class A Shares to the issuance of further Class A Shares, so that thereafter no additional Class A Shares may be issued without the consent of two thirds of the then existing holders of Class A Shares. The articles are also being amended to reflect certain minor amendments implemented for “housekeeping” purposes, as set forth in Exhibit B to this proxy circular.

There is currently an unlimited number of Class A Shares authorized, of which 11,359,932 Class A Shares were issued and outstanding as of December 1, 2003. Assuming that the number of Class A Shares does not change as a result of the conversion of such shares, pursuant to their terms and conditions, into Class B Non-Voting Shares, any further issuance of Class A Shares will require the consent of holders of no less than 7,573,288 of the existing Class A Shares.

To be effective, the Special Resolution must be passed by a majority of not less than two thirds of the votes cast at the Meeting by the holders of the Class A Shares. To give effect to the Special Resolution and the amendment to the articles proposed thereby, the Registrar of Corporations under the Business Corporations Act (Alberta) must accept articles of amendment for filing.

Interest of Certain Persons in the Special Resolution

As disclosed above under the heading “Voting Shares and Principal Holders Thereof”, JR Shaw beneficially owns, directly or indirectly, or exercises control or direction over, 8,846,004 Class A Shares, representing approximately 77.87% of the issued and outstanding Class A Shares. Certain of such Class A Shares are held by corporations owned or controlled by JR Shaw, but are beneficially owned by Bradley S. Shaw and Jim Shaw. As each of JR Shaw, Bradley S. Shaw and Jim Shaw is nominated for election as a director of the Corporation at the Meeting, each of them has an interest, as described above, in the Special Resolution to amend the articles of the Corporation.

PROXY INFORMATION

SOLICITATION OF PROXIES

This is a management proxy circular and proxies are hereby solicited by or on behalf of the management of the Corporation for use at the Meeting or any adjournments thereof. It is expected that the solicitation will primarily be by mail, but may also be made by telephone or other means of telecommunication by directors, officers or employees of the Corporation. The cost of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

Each person named in the enclosed form of proxy is a director and officer of the Corporation. A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of that person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the completed form of proxy to CIBC Mellon Trust Company, 600 The Dome Tower, 333 — 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: P.O. Box 2517, Calgary, Alberta, T2P 4P4), so that it will be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof, but prior to the use of the proxy at the Meeting or an adjournment thereof.

A shareholder who has given a proxy may revoke it, in any manner permitted by law, including by signing a proxy bearing a later date or a notice of revocation and, in either case, delivering it to the Corporation’s registered office up to the day before the Meeting or to the Chair of the Meeting on the day of the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

Where a choice is specified, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions contained therein. In the absence of such directions, it is intended that such shares will be voted for the adoption of all resolutions referred to in the Notice of Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgement with respect to the shares represented by such proxy.

VOTING OF CLASS A SHARES — ADVICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to shareholders who hold Class A Shares through brokers and their nominees and not in their own name. Shareholders who do not hold their Class A Shares in their own name (referred to in this proxy circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Class A Shares can be recognized and acted upon at the Meeting. If Class A Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees can only be voted for, or withheld from voting, or voted against any resolution upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Class A Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting; rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only the holders of Class A Shares of record at the close of business on December 18, 2003, the record date fixed by the directors of the Corporation, will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held. As at November 30, 2003, there were 11,359,932 Class A Shares and 219,403,092 Class B Non-Voting Shares outstanding.

The only person who, to the knowledge of the directors and senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Class A Shares is JR Shaw who beneficially owns, controls or directs 8,846,004 Class A Shares, representing approximately 77.87% of the issued and outstanding Class A Shares. JR Shaw, members of his family and corporations owned or controlled by them have entered into a Voting Trust Agreement relating to all Class A Shares they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of three trustees. The Corporation has been advised that the representative of the trustees will vote for the adoption of all the resolutions referred to in the Notice of the Meeting.

RESTRICTED SHARES

Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Corporation except as provided by law and will not be entitled to vote on any matter at the Meeting. In certain circumstances, if a take-over bid is made for the Class A Shares, a holder of Class B Non-Voting Shares may, at his or her option, convert any or all Class B Non-Voting Shares then held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted during a specified period of time. Under the Corporation’s articles, the Corporation is required to give notice of the occurrence of an event entitling the holders of Class B Non-Voting Shares to exercise such conversion right not later than 14 days prior to the expiry of the period relating to such event.

EXECUTIVE COMPENSATION AND RELATED MATTERS

The following information is provided pursuant to the requirements of securities laws of certain provinces of Canada.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation earned during the last three financial years of the Corporation by the Corporation’s Executive Chair and its other four most highly compensated executive officers (“Named Executive Officers”) who served as executive officers as at August 31, 2003.

							Long Term
							Compensation

		Annual Compensation					Awards

Name and						Other Annual	Securities Under	All Other
Principal		Salary		Bonus		Compensation(6)	Options/SARs	Compensation(7)
Position	Year	($)		($)		($)	Granted	($)

JR Shaw	2003	921,000	(1)	6,326,730	(2)	249,557	Nil	15,500
Executive Chair	2002	937,000	(1)	6,326,730	(2)	63,962	Nil	13,500
	2001	938,000	(1)	4,603,400	(2)	49,511	Nil	13,500

Jim Shaw	2003	860,000	(1)	4,000,000		463,793	Nil	15,500
Chief Executive	2002	850,000		Nil		169,963	Nil	13,500
Officer	2001	850,000		1,000,000	(3)	241,859	Nil	135,450

Peter J. Bissonnette	2003	700,000		2,000,000		95,737	Nil	15,500
President	2002	700,000		Nil		63,314	Nil	13,500
	2001	537,500		1,000,000	(3)	26,894	Nil	22,713

Ronald D. Rogers	2003	450,000	(4)	1,000,000	(5)	65,667	Nil	15,500
Senior Vice	2002	450,000		Nil		23,057	Nil	13,500
President and Chief	2001	400,000		1,000,000		17,603	Nil	207,213
Financial Officer

Bradley S. Shaw	2003	493,250	(1)(4)	1,000,000		73,311	Nil	15,500
Senior Vice	2002	482,000	(1)	Nil		22,696	Nil	13,500
President,	2001	313,416	(1)	900,000	(3)	19,563	Nil	17,500
Operations

Notes:

(1)	With respect to JR Shaw, includes director’s fees paid by the Corporation of $21,000, $37,000 and $38,000 paid in fiscal 2003, 2002 and 2001, respectively. With respect to Jim Shaw, includes director’s fees paid by the Corporation of $10,000 paid in fiscal 2003. With respect to Bradley S. Shaw, includes director’s fees paid by the Corporation of $43,250, $32,000 and $33,000 paid in fiscal 2003, 2002 and 2001, respectively.

(2)	Calculated and paid pursuant to the provisions of the agreement between the Corporation and JR Shaw, dated November 18, 1997 as described under the heading “Report on Executive Compensation — Employment Contracts”. Under the terms of the agreement, provided that the Corporation reaches its annual financial targets, a bonus shall be paid to JR Shaw in an amount between 0.5% and 1.0% of the operating income before amortization of the Corporation for the year in which the bonus is to be paid. The bonus paid by the Corporation to JR Shaw for fiscal 2003 was capped at the amount of the bonus paid to him for fiscal 2002, representing approximately 0.77% of operating income before amortization for fiscal 2003.

(3)	Includes amounts accrued and paid during fiscal 2001 (as previously disclosed) and amounts accrued during fiscal 2001 but paid during fiscal 2002.

(4)	There are other executive officers of the Corporation who are compensated at a base salary level of $450,000.

(5)	Calculated and paid pursuant to the provisions of the agreement between the Corporation and R.D. Rogers, effective October 17, 2002, as described under the heading “Report on Executive Compensation — Employment Contracts”.

(6)	Includes imputed interest on interest free loans and automobile and other transportation-related benefits.

(7)	Includes pension plan contributions paid on their behalf by the Corporation and, as applicable, director’s fees from, and the cash value of options exercised by such Named Executive Officer in, subsidiary, affiliated or associated corporations.

Fiscal 2003 Bonus Plan

The Corporation adopted a bonus plan for senior management and other employees for fiscal 2003. The plan established a bonus pool, based upon aggregate base compensation figures of eligible employees, of approximately $15.2 million. Bonuses were based upon the Corporation’s success in achieving its free cash flow objectives in fiscal 2003. As the Corporation exceeded its free cash flow objectives for the year, bonuses were paid to a group of approximately 100 employees of the Corporation in the aggregate amount of approximately $13.5 million.

Stock Option Plan

The stock option plan of the Corporation provides that options may be granted to such directors, officers, employees and consultants of the Corporation and for such number of Class B Non-Voting Shares as the Board, or a committee thereof, determines in its discretion, at an exercise price equal to the closing price of the Class B Non-Voting Shares on the Toronto Stock Exchange (“TSX”) on the trading day immediately preceding the date on which the option is granted. Unless otherwise determined by the Board, options are not immediately exercisable, but rather, 25% of the original grant is exercisable on each of the first, second, third and fourth anniversary dates of the date of grant. Options granted under the stock option plan, subject to limited exceptions, must be exercised while the optionee remains as a director, officer, employee or consultant of the Corporation. The options are not transferable or assignable.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of stock options held or exercised by each Named Executive Officer during the most recently completed financial year and the value of such options based on the difference between the market value of $17.14 per Class B Non-Voting Share as at August 29, 2003 and the exercise price of the options.

			Unexercised Options		Value of Unexercised
			as at		In-The-Money Options
	Securities	Aggregate	August 31, 2003		as at August 31, 2003
	Acquired	Value	(#)		($)
	on Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

JR Shaw	Nil	Nil	300,000	100,000	Nil	Nil
Jim Shaw(1)	Nil	Nil	300,000	100,000	Nil	Nil
Peter J. Bissonnette	Nil	Nil	150,000	50,000	Nil	Nil
Ronald D. Rogers(1)	Nil	Nil	75,000	25,000	Nil	Nil
Bradley S. Shaw	Nil	Nil	75,000	25,000	Nil	Nil

Note:

(1)	During fiscal 2003, Jim Shaw and Ronald D. Rogers each held options to acquire an additional 9,000 Class B Non-Voting Shares at an exercise price of $16.45 and $9.50 per share, respectively. Such options, which are fully vested, were originally granted to them in their capacities as directors of Canadian Satellite Communications Inc. (“Cancom”). On the takeover of Cancom by the Corporation, such options became exercisable for Class B Non-Voting Shares of the Corporation. All other terms and conditions of the options remained the same. Mr. Rogers exercised his options during fiscal 2003 to acquire 9,000 Class B Non-Voting Shares, realizing an aggregate value of $ 68,760 (as at August 29, 2003).

None of the options granted to Named Executive Officers were exercised as of the date of this proxy circular.

Employee Share Purchase Plan

An employee share purchase plan (the “ESPP”) was introduced in 1998 to provide employees of the Corporation with an incentive to increase the profitability of the Corporation and a means to participate in that increased profitability.

Generally, all non-unionized full time or part time employees of the Corporation and certain of its subsidiaries are eligible to enrol in the ESPP. Officers of the Corporation, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Corporation.

Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the participant’s monthly basic compensation. The Corporation contributes an amount equal to 25% of the participant’s contributions for that month. CIBC Mellon Trust Company, as trustee under the ESPP, or its nominee acquires Class B Non-Voting Shares for the benefit of participants through the facilities of the TSX using monies contributed to the ESPP. A participant may withdraw up to 100% of the shares vested in his or her account up to twice in any 12 month period.

As at August 31, 2003, approximately 26% of eligible employees of the Corporation purchased Class B Non Voting Shares under the ESPP. Currently, an aggregate of approximately 417,000 Class B Non-Voting Shares are held under the ESPP.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Human Resources Committee is comprised of three outside and unrelated directors, JC Sparkman (Chair), Jeffrey Royer and Willard H. Yuill. The Human Resources Committee has the responsibility of annually setting and approving the compensation package for the Executive Chair and for annually reviewing and approving the compensation packages for senior management of the Corporation. The Human Resources Committee also reviews and approves changes to the Corporation’s compensation policies in respect of matters such as pension plans, employee benefit plans and the structure and granting of stock options. Further, the Human Resources Committee approves the lateral appointment of senior management recruited from outside the Corporation as well as the promotion of senior management within the Corporation.

REPORT ON EXECUTIVE COMPENSATION

Salaries and Bonuses

Analysts and others have continually stressed that the Corporation boasts one of the best management teams in the cable industry in North America. Therefore, others often seek to entice senior management of the Corporation to work for competitors or others in the communications industry, as far afield as the United States and elsewhere. For this reason, the Human Resources Committee of the Corporation has, in conjunction with outside experts, established a compensation policy intended to reward executives for individual achievement, provide incentives for future performance, align management’s goals with those of the shareholders of the Corporation, and retain key management personnel.

The Human Resources Committee is satisfied that the above objectives are being met and that the compensation levels for executives in the Corporation are commensurate with those of others in the industry in North America.

The Corporation established a bonus plan for fiscal 2003 that was tied to the performance of the Corporation in meeting its free cash flow targets. Under such plan, if the Corporation met its free cash flow target of $105 million for the fiscal year ending August 31, 2003, as previously disclosed, a bonus pool of approximately $15.2 million was available for distribution to employees of the Corporation. As the Corporation achieved and exceeded its free cash flow objectives, the bonus monies were paid out. See “Statement of Executive Compensation — Fiscal 2003 Bonus Plan” for further details of this plan.

The fiscal 2003 bonus plan was in keeping with similar plans adopted by the Corporation from time to time that rewarded employees for the success of the Corporation in attaining performance targets. Most notable in this regard was the At Home Incentive Plan, which rewarded employees for reaching certain penetration targets for the Corporation’s High-Speed Internet service (known at that time as Shaw@Home). The Human Resources Committee believes that the At Home Incentive Plan ensured the alignment of the Corporation’s goals with those of the employees and assisted in the success of the Corporation in attaining one of the highest penetration levels for Internet subscribers in North America. Based on this experience, the Human Resources Committee structured the fiscal 2003 bonus plan in an equivalent manner.

The compensation package of the Chief Executive Officer (the “CEO”) of the Corporation is similarly determined. Since the current CEO took office in December, 1998, the market capitalization of the Corporation has increased from approximately $2.2 billion to approximately $3.8 billion as at August 31, 2003. This market valuation excludes the shareholder value generated through the spin off of the Corporation’s programming division to create Corus Entertainment Inc. in September, 1999. During this same period, revenues increased approximately 233% and operating income increased approximately 205%. The CEO’s salary has increased only modestly throughout this period. The bonuses paid to the CEO during this period were intended to reward the CEO in the same fashion through the same bonus plans in which all other senior officers of the Corporation participated.

Finally, with respect to the Executive Chair of the Corporation, the Corporation, upon recommendation of the Human Resources Committee, entered into an agreement with the Executive Chair in 1997 in recognition of the contribution by JR Shaw as founder of the Corporation and in recognition of his leadership and stewardship of the Corporation over the last 36 years. The Executive Chair’s bonus remains governed by the terms and conditions of such agreement. For fiscal 2003, the Human Resources Committee determined that the Executive Chair’s bonus should be fixed at the amount of the bonus paid to him for fiscal 2002. The Human Resources Committee is to review the bonus granted to the Executive Chair annually.

Pension Plans

The Corporation provides all eligible employees with a defined contribution pension plan (also known as a money purchase plan). Under this plan, the Corporation makes annual contributions up to a maximum of 5% of each employee’s annual salary to a maximum contribution of $15,500 in Canada. Funds are accumulated under the employee’s name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the Named Executive Officers are included in “All Other Compensation” in the Summary Compensation Table under the heading “Statement of Executive Compensation”. As a defined contribution plan, this pension plan of the Corporation is fully funded and is not subject to surpluses or deficiencies.

Effective September 1, 2002, the Corporation established a Supplemental Executive Retirement Plan (“SERP”) for its most senior officers (including four of the five Named Executive Officers). The SERP is a non-contributory defined benefit pension plan which is unfunded and not guaranteed by the Corporation, unless there is a change of control of, or merger involving, the Corporation, in which event the SERP becomes fully vested and fully funded immediately.

Pension payments under the SERP are based upon SERP eligible earnings (base salary plus annual cash bonus) and service time as a senior officer of the Corporation, as set forth in the table below. The SERP provides for payments equal to 5% of SERP eligible earnings for each of the first ten years that an executive is in a SERP eligible position and 1.5% for each SERP eligible year thereafter. The maximum annual pension that an officer may earn under the SERP is 70% of average SERP pensionable earnings.

An officer of the Corporation must be in a SERP-eligible position for 5 years to qualify to receive a pension. Officers who retire at age 60 or later will receive a full pension as will those officers who retire after age 55 with 10 years of SERP-eligible service. Officers between the ages 55 and 60 with less than 10 years of SERP-eligible service and officers between the ages 50 and 55 with 15 years of SERP-eligible service are eligible to retire with a discounted pension.

SERP Payment Table

	Years of Senior Executive Service
Remuneration(1)
	$5	10	15	20	25	30

400,000	100,000	200,000	230,000	260,000	280,000	280,000
500,000	125,000	250,000	287,500	325,000	350,000	350,000
600,000	150,000	300,000	345,000	390,000	420,000	420,000
700,000	175,000	350,000	402,500	455,000	490,000	490,000
800,000	200,000	400,000	460,000	520,000	560,000	560,000
900,000	225,000	450,000	517,500	585,000	630,000	630,000
1,000,000	250,000	500,000	575,000	650,000	700,000	700,000
1,100,000	275,000	550,000	632,500	715,000	770,000	770,000
1,200,000	300,000	600,000	690,000	780,000	840,000	840,000
1,300,000	325,000	650,000	747,500	845,000	910,000	910,000
1,400,000	350,000	700,000	805,000	910,000	980,000	980,000
1,500,000	375,000	750,000	862,500	975,000	1,050,000	1,050,000
1,600,000	400,000	800,000	920,000	1,040,000	1,120,000	1,120,000
1,700,000	425,000	850,000	977,500	1,105,000	1,190,000	1,190,000
1,800,000	450,000	900,000	1,035,000	1,170,000	1,260,000	1,260,000
1,900,000	475,000	950,000	1,092,500	1,235,000	1,330,000	1,330,000

Notes:

(1)	Assumes full vesting in SERP. Remuneration for purposes of the SERP is the average SERP pensionable earnings based on the annual average of the best consecutive 36 months of SERP eligible earnings.

(2)	Remuneration covered by the SERP and estimated credited years of service (rounded to the nearest whole year, as at August 31, 2003) for the Named Executive Officers are as follows:

	Average SERP Pensionable
	Earnings	Credited Years
Named Executive Officer	($)	Of Service

JR Shaw	2,757,143 (a)	37
Jim Shaw	2,516,667	21
Peter J. Bissonnette	1,646,667	14
Ronald D. Rogers	1,133,333	8
Bradley S. Shaw(b)	n/a	n/a

Notes:

(a)	JR Shaw has agreed to cap his average SERP pensionable earnings at this amount. The maximum annual pension that any employee may receive under the SERP is 70% of average SERP pensionable earnings.

(b)	Bradley S. Shaw is not a participant in the SERP.

Employment Contracts

On November 18, 1997, the Corporation entered into an agreement with its Executive Chair, JR Shaw, which provides for, amongst other things, an annual incentive bonus. The agreement is in recognition of JR Shaw’s long term, pivotal role in founding and building the Corporation and the ongoing strategic stewardship role that he continues to provide to the Corporation. The agreement provides for an incentive bonus that is paid to JR Shaw annually, provided the Corporation reaches its financial targets. The agreement also specifies that the amount of the annual bonus is to be between 0.5% and 1.0% of the operating income before amortization of the Corporation for the year in which the bonus is to be paid. As the Corporation met its financial targets for fiscal 2003, a bonus in the amount of $6,326,730 was paid for the year. This bonus represents approximately 0.77% of operating income before amortization for fiscal 2003 and is equal to the amount paid under the agreement for fiscal 2002.

Effective October 17, 2002, the Corporation entered into a retention agreement with its Chief Financial Officer, Ronald D. Rogers, in recognition of his service and contributions to the Corporation. Among other things, the agreement provides for the payment of an annual salary not less than the Chief Financial Officer’s current salary of $450,000 and for participation by the Chief Financial Officer in the Corporation’s SERP. The agreement also provides for the payment of retention bonuses to the Chief Financial Officer, in lieu of any other bonuses, in the amount of $1,000,000 payable on August 31, 2003 and $500,000 payable at the end of every quarter thereafter until August 31, 2004, provided that the Chief Financial Officer remains employed as of each of such dates. Pursuant to this agreement, the Corporation paid a retention bonus in the amount of $1,000,000 to Mr. Rogers for the fiscal year ended August 31, 2003. As of the date of this proxy circular, the Corporation has paid a further $1,000,000 to Mr. Rogers, representing the retention bonuses payable for the first two quarters of fiscal 2004 in accordance with the retention agreement.

No other Named Executive Officer has an employment contract with the Corporation.

Submitted on behalf of the Human Resources Committee:

JC Sparkman, Chair
Jeffrey Royer
Willard H. Yuill

COMPENSATION OF DIRECTORS

Directors of the Corporation are currently remunerated for their services as directors as follows:

Annual Board retainer fee	$42,500
Annual Committee retainer fee	$3,000
Annual Committee Chair retainer fee	$5,000
Board and Committee attendance fee, per meeting	$1,000

Unless otherwise noted, the above fees are payable in Canadian dollars for directors resident in Canada and in U.S. dollars for all other directors. The Corporation also reimburses directors for out-of-pocket expenses incurred in attending Board and Committee meetings.

Each director (other than management directors) is also granted options to acquire 10,000 Class B Non-Voting Shares at exercise prices ranging from $17.37 to $34.70 pursuant to the terms and conditions of the stock option plan of the Corporation. See “Statement of Executive Compensation — Stock Option Plan”.

DDSU Plan/Share Ownership Guideline

The Corporation has adopted a Directors’ Deferred Share Unit Plan (“DDSU Plan”) for non-management directors. Effective January 1, 2004, directors may elect under the DDSU Plan to receive 25%, 50%, 75% or 100% of their annual director compensation in the form of deferred share units (“DSUs”). The number of DSUs to be credited to a director’s account on each payment date is equal to the number of Class B Non-Voting Shares that could have been purchased on the payment date with the amount of compensation allocated to the DDSU Plan. On each dividend payment date for the Class B Non-Voting Shares, an additional number of DSUs is credited to a director’s DSU account, equivalent to the number of Class B Non-Voting Shares that could have been acquired on that date by notional dividend reinvestment. DSUs will be paid out in cash when the director ceases to hold office as a director or on a date elected by the director during the year following cessation of directorship. The payout will be calculated by multiplying the number of DSUs by the then market value of a Class B Non-Voting Share.

During fiscal 2003, the Corporation also established share ownership guidelines for non-management directors. The guideline level of share ownership (including DSUs) is Class B Non-Voting Shares with a market value of at least $250,000, to be held by each non-management director within five years of the later of the effective date of the DDSU Plan and the date on which the director was first elected or appointed to the Board.

TOTAL DIRECTORS’ AND OFFICERS’ REMUNERATION

Particulars of the remuneration paid by the Corporation and its subsidiaries to directors of the Corporation and its 31 executive officers (including the Named Executive Officers) for the year ended August 31, 2003 are as follows:

Directors’ Remuneration	$593,750
Executive Officers’ Remuneration (salaries and bonuses)	$28,367,472

Total	$28,961,222

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Certain officers and employees of the Corporation are currently indebted to the Corporation. The loans granted by the Corporation to such officers and employees either do not bear interest or bear interest at the Canada Customs and Revenue Agency prescribed rate of interest for loans to employees. The Corporation has obtained security for such indebtedness. The aggregate amount of such indebtedness as at the date hereof was $7,298,952. Except for routine indebtedness, no other director or officer of the Corporation is or has been indebted to the Corporation.

In compliance with the Sarbanes-Oxley Act of 2002, the Corporation has not granted loans to any director or officer of the Corporation since July 29, 2002.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

		Largest Amount	Amount Outstanding
		Outstanding During	as at
	Involvement of	Fiscal 2003	December 1, 2003
Name and Principal Position	Corporation	($)	($)

Peter J. Bissonnette(1)	Lender	1,000,000	1,000,000
President
Jim Shaw(1)	Lender	6,000,000	6,000,000
Chief Executive Officer

Note:

(1)	Named Executive Officer (see “Statement of Executive Compensation”)

PERFORMANCE GRAPH

The following graph compares the cumulative return of the Class B Non-Voting Shares with the Standard & Poor’s/TSX Composite Index and the TSX Cable and Entertainment Index for the period commencing on August 31, 1998 and ending on August 31, 2003.

Relative Total Return Performance
Shaw Communications Inc. vs. S&P/TSX Composite vs. TSX Cable &
Entertainment Index
August 31, 1998 to August 31, 2003

OTHER INFORMATION

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, management of the Corporation is unaware of any material interest of any director or officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

NORMAL COURSE ISSUER BID

On November 5, 2003, the Corporation announced its intention to make a normal course issuer bid which commenced on November 7, 2003. Pursuant to the normal course issuer bid, the Corporation is authorized to acquire up to 11,000,000 Class B Non-Voting Shares, being approximately 5.0% of the issued and outstanding Class B Non-Voting Shares, until the expiry of the bid on November 6, 2004.

The Corporation commenced the normal course issuer bid because of its belief that its Class B Non-Voting Shares are undervalued and that therefore, the purchase and cancellation of Class B Non-Voting Shares may represent an opportunity to provide capital appreciation and market stability for the benefit of shareholders. As of the date hereof, the Corporation has purchased and cancelled 1,913,600 Class B Non-Voting Shares pursuant to the normal course issuer bid.

Purchases will be effected through the facilities of the TSX, in accordance with its by-laws and rules, and the price that the Corporation will pay for any Class B Non-Voting Shares acquired by it will be the market price of such shares at the time of acquisition.

Copies of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the TSX may be obtained, without charge, by contacting the Corporate Secretary of the Corporation at: Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, T2P 4L4, Telephone (403) 750-4500.

STATEMENT OF CORPORATE GOVERNANCE

The Board and management of the Corporation recognize that effective corporate governance is central to the prudent direction and operation of the Corporation in a manner that ultimately enhances shareholder value. The following discussion outlines the Corporation’s system of corporate governance, including with respect to various matters addressed by the guidelines (the “TSX Guidelines”) adopted by the TSX and the corporate governance rules recently adopted by the New York Stock Exchange.

The corporate governance practices and policies of the Corporation have been developed under the general stewardship of the Corporate Governance Committee of the Board. The Corporate Governance Committee believes that the corporate governance practices of the Corporation are appropriate for a company such as the Corporation. As a result of proposed amendments to the TSX Guidelines and other changes in applicable laws and policies, including the Sarbanes-Oxley Act of 2002, the Corporate Governance Committee is continuously reviewing the corporate governance practices and policies of the Corporation to ensure that the Corporation complies with all applicable requirements. In this regard, the Corporate Governance Committee has developed and implemented, and continues to develop, implement and refine, formal policies and procedures that reflect the Corporation’s commitment to exemplary corporate governance.

For example, in response to the passage of the Sarbanes-Oxley Act of 2002 in the United States and similar corporate governance initiatives of other securities regulatory authorities, the Corporation, during fiscal 2003, adopted a formal code of conduct applicable to all employees, officers and directors of the Corporation, including senior financial officers; adopted written mandates or charters for the Board and each committee of the Board; and reviewed and formalized its processes with respect to disclosure controls and procedures, related party transactions, and other matters covered by such legislation. Certain of these initiatives are discussed in greater detail below.

BOARD MANDATE AND COMPOSITION

The Board has responsibility for supervising and overseeing the management of the business of the Corporation. As part of its stewardship of the Company, and in addition to the obligations of the Board mandated by law, the Board has specific responsibility for the selection and monitoring of management, including the CEO; management succession planning; the identification and management of the principal risks associated with the Corporation’s business; strategic planning; and the implementation and assessment of internal controls, disclosure controls and other systems and procedures consistent with applicable laws and good corporate practice. These duties and obligations, among others, are set forth in a written Board mandate that has been adopted and is reviewed on an on-going basis by the Board.

The Board is currently composed of 15 directors, 12 of whom are outside and unrelated directors. For further information in this regard, see the table under the heading “Statement of Corporate Governance — Compliance with TSX Guidelines and Related Requirements”.

COMMITTEES OF THE BOARD

Subject to applicable law, the Board may delegate its powers, duties and responsibilities to committees of the Board. In this regard, the Board has established four standing committees: Executive, Audit, Corporate Governance and Human Resources. The membership and mandate of each committee is set forth below. For information about the attendance of members at meetings of the committees, see “Business of the Meeting — Election of Directors — Meetings Held and Attendance of Directors”.

Executive Committee

The Executive Committee of the Board exercises the powers of the Board in respect of the management and direction of the business and affairs of the Corporation in circumstances where the full Board is not in session or cannot reasonably be called in session, particularly with respect to preliminary consideration and approval of matters of significance. The Executive Committee also carries out all matters that may be specifically and lawfully delegated to it by the Board. Matters reviewed and approved by the Executive Committee are referred back to the full Board for ratification, confirmation and approval at the next meeting of the Board.

The Executive Committee consists of JR Shaw (Chair), George F. Galbraith, Donald F. Mazankowski, Ronald V. Joyce and Jeffrey Royer. Other than JR Shaw, each member of the Executive Committee is an outside and unrelated director.

Audit Committee

The Audit Committee of the Board is responsible for overseeing the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Audit Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the Corporation’s financial reporting process and internal and disclosure control systems; and overseeing the audits conducted by the Corporation’s external auditors.

The Audit Committee is also responsible for overseeing the integrity of the Corporation’s internal audit procedures and risk management, and the reporting procedures with respect thereto; evaluating the qualifications and performance of the Corporation’s external auditors and implementing practices to preserve their independence; reviewing the engagements to be provided by the external auditors; and reviewing all significant auditing and accounting practices and policies and any proposed changes with respect thereto.

The Audit Committee consists of Harold A. Roozen (Chair), James F. Dinning, George F. Galbraith and Michael W. O’Brien. Each member of the Audit Committee is an outside and unrelated director. Mr. O’Brien, an unrelated and independent director, qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

Corporate Governance Committee

The Corporate Governance Committee of the Board is responsible for developing and monitoring the Corporation’s approach to corporate governance in accordance with good corporate practice and applicable laws and policies. In particular, the Corporate Governance Committee is responsible for overseeing the role, composition, structure and effectiveness of the Board and its committees.

In this regard, the Corporate Governance Committee is responsible for such matters as establishing and reviewing the mandates of the Board and its committees; identifying and evaluating candidates for nomination to the Board; overseeing the orientation and education programs for directors; assessing the effectiveness of the Board, its committees and individual directors; and establishing and reviewing general corporate policies and practices, such as related party transaction policies and securities trading guidelines.

The Corporate Governance Committee of the Board consists of Donald F. Mazankowski (Chair), Adrian Burns, Charles V. Keating and John S. Thomas. Each member of the Corporate Governance Committee is an outside and unrelated director.

Human Resources Committee

The Human Resources Committee of the Board is responsible for ensuring that appropriate and effective human resource recruitment, development, compensation, retention, succession planning and performance evaluations programs are developed and implemented in conformity with the Corporation’s strategic objectives and with a view to attracting and retaining the best qualified management and employees. For further information, see “Executive Compensation and Related Matters — Composition of Compensation Committee”.

The Human Resources Committee consists of JC Sparkman (Chair), Jeffrey Royer and Willard H. Yuill. Each member of the Human Resources Committee is an outside and unrelated director.

CODE OF CONDUCT

During fiscal 2003, the Corporation adopted its Business Conduct Standards, which apply to all directors, officers (including the principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions) and employees of the Corporation. The Corporate Governance Committee is responsible for monitoring compliance with the Business Conduct Standards and for approving waivers of such standards. No such waivers for directors or officers of the Corporation have been granted as of the date hereof.

The Corporation’s Business Conduct Standards address such matters as conflicts of interest, confidential information, and the protection and proper use of the Corporation’s assets. The Business Conduct Standards also include procedures for the submissions of complaints or concerns that employees may have regarding compliance with corporate policies or applicable laws or with respect to accounting, internal control and auditing matters.

COMPLIANCE WITH TSX GUIDELINES AND RELATED REQUIREMENTS

All corporations listed on the TSX must annually disclose their approach to corporate governance with reference to the TSX Guidelines. In this regard, a brief description of the Corporation’s system of corporate governance is set forth in the table below.

GUIDELINE	COMMENTS

The Board should assume responsibility for stewardship of the Corporation, and specifically for:
•   As set forth in its written mandate, the Board is responsible for supervising and overseeing management of the Corporation. Management, in turn, is responsible for the day to day management of the business and affairs of the Corporation. See “Statement of Corporate Governance — Board Mandate and Composition”.

(a) adoption of a strategic planning process
•   The Board establishes the overall strategic objectives for the Corporation, reviews and approves management’s strategic plans and reviews emerging trends, opportunities, risks and issues with management.

•   The Board receives at least quarterly updates from management on strategic developments and reviews and periodically adjusts consolidated and divisional budgets, plans and objectives of the Corporation as may be required.

•   The Board reviews and approves strategic transactions that are not considered to be in the ordinary course of business as well as other items of significance, including significant acquisitions, dispositions and financings.

• Every other year, the Board holds a directors and senior management retreat at which the strategic plans of the Corporation are addressed.

(b) identification of principal risks and implementing risk management systems
•   In conjunction with management of the Corporation, the Board assesses and manages the Corporation’s exposure to risk.
•   The Audit Committee, together with the Board, identifies and reviews with management the principal risks facing the Corporation and ensures that management has in place policies and systems to assess and manage these risks. As part of this process, the Audit Committee regularly reviews reports and discusses significant risk areas with the Corporation’s external auditors.

•   Specific risks and risk management are addressed by committees of the Board. For example, the Audit Committee is charged with reviewing financial risks (foreign exchange risk, interest rate risks etc.) and other insurable risks facing the Corporation. The Corporate Governance Committee is responsible for addressing risks in the areas of succession planning and conduct review, among others.

(c) succession planning, including appointing and monitoring senior management
•   The Human Resources Committee and the Corporate Governance Committee oversee management succession planning. See “Statement of Corporate Governance — Committees of the Board”.
•   Through the Human Resources Committee, the Board monitors and reviews the performance of senior management.

(d) communications policy
•   The Corporation has a disclosure policy to fairly disseminate material information in a timely manner to all shareholders in accordance with applicable securities laws. The Corporate Governance Committee is currently reviewing and updating such policy in light of recent and proposed changes to rules and policies relating to timely disclosure.

• The Board, upon recommendation of the Audit Committee, approves annual and quarterly reports to shareholders as well as other material public communications.

•   All quarterly and annual financial statements, material press releases, investor presentations and other corporate governance-related materials are posted immediately on the Corporation’s website (www.shaw.ca).

•   With respect to the release of its quarterly financial results, the Corporation provides live Internet and telephone conference call access to interested parties, including the media and financial community.

• Every investor inquiry receives a prompt response through the finance department of the Corporation or through an appropriate officer of the Corporation.

GUIDELINE	COMMENTS

(e) integrity of internal control and management information systems
•   With the assistance of the Audit Committee, and in consultation with the external auditors of the Corporation, the Board ensures that comprehensive internal controls and other risk management procedures are in place. The Audit Committee is charged with the responsibility of reviewing the integrity of the Corporation’s internal controls (as evaluated by the Corporation’s external auditors or otherwise) at least on an annual basis.

• The Corporation is currently in the process of documenting its internal control procedures in compliance with the requirements of the Sarbanes-Oxley Act of 2002.

Majority of directors should be “unrelated” and how these conclusions were reached
•   An “unrelated director” is a director who is independent from management and is free from any interests or any business or other relationships which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. A related director is one who is not an unrelated director.

•   With the assistance of the Corporate Governance Committee, the Board is responsible for determining whether or not each director is an unrelated director. Based upon the definition of “unrelated director” in the TSX Guidelines and a review of the applicable factual circumstances (including financial, contractual and other relationships), 12 of the 15 proposed nominees for election to the Board are unrelated directors. JR Shaw, Jim Shaw and Bradley S. Shaw are related directors, due to their positions as officers of the Corporation and its subsidiaries.

•   Twelve of the 15 proposed nominees for election to the Board do not have interests in (other than shareholdings), or relationships with, either the Corporation or the Corporation’s significant shareholder. JR Shaw, Jim Shaw and Bradley S. Shaw are deemed to be, or are related to, the Corporation’s significant shareholder through the voting trust described under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”. Based upon the foregoing, the Board adequately represents the interests of shareholders other than the significant shareholder.

• For further details about each director of the Corporation, see the information under the heading “Business of the Meeting — Election of Directors”.

Appoint a committee, composed exclusively of outside (i.e. non- management) directors, a majority of whom are unrelated, with the responsibility for appointing and assessing directors
•   The Corporate Governance Committee is composed of four outside, unrelated directors.
•   In conjunction with the Executive Chair, the Corporate Governance Committee reviews potential candidates for the Board and makes recommendations to the full Board. The Corporate Governance Committee is also responsible for ongoing assessment of directors.

Implement a process for assessing the effectiveness of the Board, its committees and individual directors
•   The Corporate Governance Committee reviews the effectiveness of the Board, its committees and individual directors.
•   Under the direction of the Corporate Governance Committee, the Corporation has developed a Board Effectiveness Questionnaire, which is completed on an annual basis. The Corporate Governance Committee reviews recommendations arising out of the questionnaire and implements such changes arising therefrom as it considers appropriate. Several recommendations received as a result of the 2002 Board Effectiveness Questionnaire have now been implemented.

GUIDELINE	COMMENTS

Provide orientation and education programs for new directors
•   Under the guidance of the Corporate Governance Committee, the Corporation runs an in-depth orientation session which, while aimed at new directors, is open to all directors. The session includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, and an introduction to the Corporation’s management team.

•   The Corporation undertakes ongoing continuing education efforts that include tours of various corporate sites and facilities, meetings with management of the Corporation, and a directors’ retreat held every other year.

•   The Corporation is currently developing a board manual, containing relevant corporate and business information (such as the Corporation’s public disclosure documents and written policies and guidelines), to assist directors in fulfilling their duties and obligations.

Consider the size of the Board and the impact of the number of directors on Board effectiveness
•   The Board considers the composition and size of the Board (up to a maximum of 15 directors) to be appropriate given the Corporation’s current businesses.
•   The directors of the Corporation reflect diverse expertise and geographical perspectives, and come from political, regulatory and industry backgrounds.

•   The number of directors on the Board was increased from 14 to 15 with the appointment of Michael W. O’Brien in October, 2003. Mr. O’Brien qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

Review compensation of directors in light of risks and responsibilities	• Directors are remunerated for their services through an annual retainer as well as fees per meeting. See “Executive Compensation and Related Matters — Compensation of Directors”.

•   The Human Resources Committee is charged with the responsibility of reviewing the adequacy and form of the compensation of directors. During fiscal 2003, in conjunction with external consultants, the Human Resources Committee reviewed and increased the fees paid by the Corporation to directors to ensure that they are competitive with the market and that they reflect the value that the directors bring to the Corporation.

•   The Corporation has adopted a Director Special Services Policy pursuant to which, upon approval of the Corporate Governance Committee and where not otherwise prohibited by law, individual directors may be retained to provide special services to the Corporation for a fee. No directors currently provide special services to, or receive a special fee from, the Corporation.

• The Corporation also recently adopted a directors’ deferred share unit plan and share ownership guidelines. See “Executive Compensation and Related Matters — Compensation of Directors”.

Committees should generally be composed of outside directors, a majority of whom should be unrelated
•   The Board relies on its committees to perform certain of its duties and responsibilities. The Board currently has four standing committees: Executive, Audit, Corporate Governance and Human Resources, as described in more detail in this proxy circular. See, in particular, the information under the heading “Statement of Corporate Governance — Committees of the Board”.

•   Other than the Executive Committee, each committee is composed of outside directors, a majority of whom are unrelated. The Executive Committee is composed of the Executive Chair of the Corporation and four outside, unrelated directors.

• The Board has adopted a written mandate for itself and for each committee of the Board.
• The Chair of each Committee reports on each of their meetings and seeks approvals as required from the full Board on a quarterly basis.

GUIDELINE	COMMENTS

Assume responsibility for the Corporation’s approach to governance issues
•   The Corporate Governance Committee is responsible for the Corporation’s approach to corporate governance issues and for the disclosure of this approach in accordance with the TSX Guidelines. See “Statement of Corporate Governance — Committees of the Board”.

Develop position descriptions for the Board and the Chief Executive Officer and define the corporate objectives for which the Chief Executive Officer is responsible for meeting
•   The Board has adopted a written mandate outlining the duties and responsibilities of the Board and of individual directors. The mandate sets forth certain matters for which the approval of the Board must be sought by management of the Corporation.
•   The Human Resources Committee is in the process of developing a specific position description for the Chief Executive Officer, along with the corporate objectives that the Chief Executive Officer is responsible for meeting.

Implement structures and procedures to enable the Board to function independently of management
•   The Corporate Governance Committee is generally responsible for administering the Board’s relationship with management of the Corporation. The Corporate Governance Committee also acts as a forum for receiving and addressing any suggestions, concerns or other matters that individual directors may wish to raise.

• The positions of Executive Chair and Chief Executive Officer of the Corporation are held by different individuals.

•   Following each meeting, the Board and its committees conduct “gin camera” sessions, at which no management directors or members of management (other than the Executive Chair, in the case of the Board) are present. No minutes are kept for such sessions to encourage frank discussion of any matters that directors may wish to raise.

Ensure an Audit Committee (all of the members of which are outside directors) has a specifically defined mandate; direct communication channels with auditors; and oversight responsibility for internal control
•   The Audit Committee is composed of four outside, unrelated directors.
•   The Corporation has developed an Audit Committee mandate outlining the duties and responsibilities of such committee. For further details on such duties and responsibilities, see “Statement of Corporate Governance — Committees of the Board”.
•   Generally, the Audit Committee is responsible for the Corporation’s financial reporting processes and the quality of its financial reporting. In fulfilling this responsibility, the Audit Committee oversees the terms of engagement and relationship between the Corporation and its external auditors, including compensation of the auditors and engagements for non-audit services. See “Business of the Meeting — Appointment and Remuneration of Auditors”. The Audit Committee is free to communicate directly with the external auditors of the Corporation without the presence of management at any time.

•   The Audit Committee oversees the integrity of the Corporation’s internal controls and risk management, and reporting procedures with respect thereto. In this regard, the Audit Committee specifically reviews and addresses fraud prevention and other internal control procedures as well as the management and mitigation of contingent liabilities, including litigation and regulatory compliance matters.

•   As part of its Business Conduct Standards, the Corporation has implemented procedures to ensure that concerns and complaints with respect to accounting, auditing, internal control and public disclosure matters, among others, are brought to the attention of the Audit Committee.

•   It is the Corporation’s intention to ensure that at all times at least one member of the Audit Committee qualifies as a “financial expert” as contemplated by relevant regulatory authorities. In this regard, Michael W. O’Brien, who was appointed to the Board in October, 2003 and is a nominee for election to the Board, qualifies as a “financial expert”.

GUIDELINE	COMMENTS

Implement a system to enable individual directors to engage outside advisors at the Corporation’s expense
•   The Board and its committees may retain outside advisors as they deem necessary. Individual directors may also retain outside advisors, at the expense of the Corporation, upon approval of the Corporate Governance Committee.
•   During fiscal 2003, the committees of the Board retained outside advisors, including compensation and human resource specialists and independent legal counsel, to review such matters as director and management compensation and various corporate policies and guidelines. No individual director retained an outside advisor during the year.

Submitted on behalf of the Corporate Governance Committee:

Donald F. Mazankowski, Chair
Adrian Burns
Charles V. Keating
John S. Thomas

CERTIFICATE

The contents and sending of this proxy circular have been approved by the Board of Directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) JR Shaw Executive Chair	(signed) Jim Shaw Chief Executive Officer

December 12, 2003

EXHIBIT A

SPECIAL RESOLUTION

RESOLVED, as a special resolution, that:

1.	pursuant to section 173(1)(c) of the Business Corporations Act (Alberta), the articles of Shaw Communications Inc. (the “Corporation”) be amended to limit the authorized number of class A participating shares (“Class A Shares”) to the lesser of that number of such shares (a) currently issued and outstanding and (b) that may be outstanding after any conversions of Class A Shares into class B non-voting participating shares (“Class B Non-Voting Shares”) of the Corporation, subject to certain conversion rights attached to the Class B Non-Voting Shares as described under the heading “Proxy Information — Restricted Shares” in the proxy information circular of the Corporation dated December 12, 2003 (the “Circular”);

2.	the articles of the Corporation be amended and restated in the form set forth as Exhibit B to the Circular to reflect the amendments described in paragraph 1 above and certain minor amendments; and

3.	any officer or director of the Corporation is authorized, in the name and on behalf of the Corporation, to do all such things and execute and deliver all such documents as may be necessary or advisable to give effect to this special resolution.

A-1

EXHIBIT B

AMENDED AND RESTATED ARTICLES

Restated Articles Of Incorporation
ALBERTA	Business Corporations Act
Section 180

1.	Name of Corporation

Shaw Communications Inc.

2.	Corporate Access Number

200429801

3.	The classes of shares, and any maximum number of shares that the Corporation is authorized to issue:

See attached Schedule I

4.	Restrictions on share transfers (if any):

See Section IV of the attached Schedule I

5.	Number, or minimum and maximum number of directors that the Corporation may have:

Minimum: 10; Maximum: 15

6.	If the Corporation is restricted FROM carrying on a certain business, or restricted TO carrying on a certain business, specify the restriction(s):

None

7.	Other rules or provisions (if any):

See attached Schedule II

The Restated Articles of Incorporation correctly set out above, without substantive change represent the Articles of Incorporation as amended and supersede the original Articles of Incorporation.

Name of Person Authorizing (please print)	Signature

Title (please print)	Date

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 — 102 Street, Edmonton, Alberta T5J 4L4 (780) 422-7330.

SHAW COMMUNICATIONS INC.
(the “Corporation”)

RESTATED ARTICLES OF INCORPORATION
SCHEDULE I

The Corporation is authorized to issue:

(a)	that number of Class A Participating Shares equal at any particular time to:

(i)	11,359,932; plus

(ii)	that number of Class B Non-Voting Participating Shares in respect of which the holders thereof have validly exercised their right of conversion into Class A Participating Shares pursuant to the provisions set forth in paragraph I(4) of these Articles at or prior to such time; less

(iii)	that number of Class A Participating Shares in respect of which the holders have validly exercised their right of conversion into Class B Non-Voting Participating Shares pursuant to the provisions set forth in paragraph I(2) of these Articles at or prior to such time,

(b)	an unlimited number of Class B Non-Voting Participating Shares,

(c)	an unlimited number of Class 1 Preferred Shares, and

(d)	an unlimited number of Class 2 Preferred Shares,

all subject to the following rights, privileges, restrictions and conditions:

I.	CLASS A SHARES AND CLASS B NON-VOTING SHARES

1.	Dividends.

(a)	Definitions and Interpretation. Where used herein, the following terms shall have the meanings set forth below.

(i)	“Class A Shares” means the Class A Participating Shares in the capital of the Corporation and “Class B Non-Voting Shares” means the Class B Non-Voting Participating Shares in the capital of the Corporation.

(ii)	“Stock Dividend” means a stock dividend declared by the directors of the Corporation after January 21, 2004.

(iii)	“Initial Issued Shares” means the aggregate number of Class A Shares and Class B Non-Voting Shares issued and outstanding on January 21, 2004 adjusted to reflect any subsequent subdivision or consolidation of such shares.

(iv)	“Base Amount” means one-half of one cent (1/2¢) adjusted in accordance with the following formula from time to time to reflect Stock Dividends declared and paid subsequent to January 21, 2004:

Initial Issued Shares	x 1/2¢	= Base Amount

Initial Issued Shares Plus Aggregate
Number of Class A and Class B
Non-Voting Shares Issued as Stock
Dividends Adjusted to Reflect
Subsequent Share Subdivisions
or Consolidations

provided that if the announced current policy of the directors of the Corporation is to declare and pay or set aside for payment regular dividends more frequently than annually, then each reference in this definition to one-half of one cent (1/2¢) shall be read as a reference to one-half of one cent (1/2¢) divided by the frequency per fiscal year in respect of which the directors of the Corporation have an announced current policy to declare and pay, or set aside for payment of, dividends.

(v)	“Dividend Period” means the period not exceeding one year in respect of which the directors of the Corporation have an announced current policy to declare and pay or set aside for payment of regular dividends. In the absence of any announced current policy with respect to dividends, the Dividend Period shall be the fiscal year of the Corporation.

(b)	Entitlement to Dividends.

(i)	Holders of the Class B Non-Voting Shares shall, subject to the rights, privileges, restrictions and conditions attaching to the Class 1 Preferred Shares, the Class 2 Preferred Shares and any other class of shares of the Corporation ranking senior in right of payment to the Class B Non-Voting Shares, be entitled to receive, in each Dividend Period of the Corporation and as and when declared by the directors out of money properly available for the payment of dividends, such dividends as the directors of the Corporation may in their discretion determine.

(ii)	Holders of the Class A Shares shall, subject to the rights, privileges, restrictions and conditions attaching to the Class 1 Preferred Shares and the Class 2 Preferred Shares and any other class of shares of the Corporation ranking senior in right of payment to the Class A Shares, be entitled to receive, in each Dividend Period of the Corporation, dividends per share equal to the dividends, if any, declared on the Class B Non-Voting Shares in such Dividend Period less the Base Amount. In furtherance thereof, no dividend on the Class A Shares shall be declared, paid or set aside for payment in any Dividend Period until an amount at least equal to the Base Amount per share shall have been declared on the Class B Non-Voting Shares in such Dividend Period.

(iii)	For greater certainty, whenever in any Dividend Period an amount at least equal to the Base Amount shall have been declared on the Class B Non-Voting Shares, any amount of dividends in excess of the Base Amount declared in such Dividend Period shall be declared in equal or equivalent amounts per share on all Class A Shares and all Class B Non-Voting Shares at the time outstanding, without preference or distinction.

(iv)	If in any Dividend Period the directors of the Corporation in their discretion shall not declare dividends on the Class B Non-Voting Shares or shall declare dividends thereon in an amount less than the Base Amount, neither the holders of the Class B Non-Voting Shares nor the holders of the Class A Shares shall have any right to any greater dividend than the dividend, if any, actually declared for such Dividend Period, and any claim therefor shall be forever extinguished.

(c)	Stock Dividends. Notwithstanding anything in clause (b) above, the Board of Directors of the Corporation may at any time, and from time to time, declare and pay a Stock Dividend:

(i)	payable in Class B Non-Voting Shares on the Class A Shares; provided that at the same time, a Stock Dividend payable in Class B Non-Voting Shares is declared and paid in the same number per share on the Class B Non-Voting Shares; or

(ii)	payable in Class B Non-Voting Shares on the Class B Non-Voting Shares; provided that at the same time, a Stock Dividend payable in Class B Non-Voting Shares is declared and paid in the same number per share on the Class A Shares.

2.	Conversion of Class A Shares.

(a)	Any holder of Class A Shares shall be entitled at his or her option at any time (subject as hereinafter provided) to have all or any of the Class A Shares held by him or her converted into Class B Non-Voting Shares as the same shall be constituted at the time of conversion upon the basis of one Class B Non-Voting Share for each one Class A Share in respect of which the conversion right is exercised.

(b)	The conversion right herein provided for may be exercised by notice in writing given to the transfer agent for the Class B Non-Voting Shares accompanied by the certificate or certificates representing Class A Shares in respect of which the holder thereof desires to exercise such right of conversion. Such conversion notice shall be signed by the person registered on the books of the Corporation as the holder of the Class A Shares in respect of which such right is being exercised or by his or her duly authorized attorney and shall specify the number of Class A Shares which the holder desires to have converted.

(c)	Upon receipt of a conversion notice, the Corporation shall issue certificates representing Class B Non-Voting Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class A Shares represented by the certificate or certificates accompanying such notice. If fewer than all the Class A Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate for the Class A Shares representing the shares comprised in the original certificate which are not to be converted.

3.	Subdivision, Consolidation etc. Neither the Class A Shares nor the Class B Non-Voting Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

4.	Coattail Provisions.

(a)	For the purposes of clauses (a) to (i) of this paragraph (4):

(i)	“affiliate” has the meaning assigned by the Securities Act (Alberta) as amended from time to time;

(ii)	“associate” has the meaning assigned by the Securities Act (Alberta) as amended from time to time;

(iii)	“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(iv)	“Converted Shares” means Class A Voting Shares resulting from the conversion of Class B Non-Voting Shares into Class A Shares pursuant to clause (b).

(v)	“Exclusionary Offer” means an offer to purchase Class A Shares that:

A.	must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Shares are listed, be made to all or substantially all holders of Class A Shares who are residents of a province of Canada to which the requirement applies; and

B.	is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Class A Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Shares, and for the purposes of this definition if an offer to purchase Class A Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for sub-clause (B), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non-Voting Shares;

(vi)	“Expiry Date” means the last date upon which holders of Class A Shares may accept an Exclusionary Offer;

(vii)	“Offer Date” means the date on which an Exclusionary Offer is made;

(viii)	“Offeror” means a person or company that makes an offer to purchase Class A Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

(ix)	“transfer agent” means the transfer agent for the time being of the Class A Shares.

(b)	Subject to clause (e), if an Exclusionary Offer is made, each outstanding Class B Non-Voting Share shall be convertible into one Class A Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Class B Non-Voting Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Class B Non-Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Class A Shares as above prescribed and in accordance with clause (d). If less than all of the Class B Non-Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Class B Non-Voting Shares represented by the original share certificate which are not to be converted.

(c)	An election by a holder of Class B Non-Voting Shares to exercise the conversion right provided for in clause (b) shall be deemed to also constitute irrevocable elections by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Class B Non-Voting Shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Class B Non-Voting Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Class B Non-Voting Shares pursuant to such deemed election shall become effective,

(i)	in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(ii)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(d)	No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror for their Converted Shares pursuant to the offer. If Converted Shares are converted into Class B Non-Voting Shares pursuant to clause (c), the transfer agent shall deliver to the holders entitled thereto share certificates representing the Class B Non-Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this clause (d).

(e)	Subject to clause (f), the conversion right provided for in clause (b) shall not come into effect if:

(i)	prior to the time at which the offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

A.	tender any shares in acceptance of any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

B.	make any Exclusionary Offer;

C.	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

D.	transfer any Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(ii)	as of the end of the seventh day after the Offer Date there has been delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more Shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

A.	the number of Class A Shares owned by the shareholder;

B.	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

C.	that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

D.	that such shareholder shall not transfer any Class A Shares directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(iii)	as of the end of the seventh day after the Offer Date a combination of certificates that comply with either clause (a) or (b) from shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, has been delivered to the transfer agent and to the Secretary of the Corporation.

(f)	If a notice referred to in sub-clause (e)(i)A, (e)(i)D, (e)(ii)C or (e)(ii)D is given and the conversion right provided for in clause (c) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Class A Shares in respect of which there are subsisting certificates that comply with either clause (e)(i) or (e)(ii). For the purpose of this determination, certificates in respect of which such a notice has been filed shall not be regarded as subsisting insofar as the Class A Shares to which the notice relates are concerned; the transfer that is the subject of any notice referred to in sub-clause (e)(i)D or (e)(ii)D shall be deemed to have already taken place at the time of the determination; and the transferee in the case of any notice referred to in sub-clause (e)(i)D or (e)(ii)D shall be deemed to be a person or company from whom the transfer agent does not have a subsisting certificate unless the transfer agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the transfer agent has a subsisting certificate. If the number of Class A Shares so determined does not exceed 50% of the number of then outstanding Class A Shares, exclusive of shares owned immediately prior to the offer by the Offeror, clause (e) shall cease to apply and the conversion right provided for in clause (b) shall be in effect for the remainder of the Conversion Period.

(g)	As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Class B Non-Voting Shares a notice advising the holders as to whether they are entitled to convert their Class B Non-Voting Shares into Class A Shares and the reasons therefor. If such notice discloses that they are not so entitled but it is subsequently determined that they are so entitled by virtue of clause (f) or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.

(h)	If a notice referred to in clause (g) discloses that the conversion right has come into effect, the notice shall:

(i)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(ii)	include the information set out in clause (c) hereof; and

(iii)	be accompanied by a copy of the offer and all other material sent to holders of Class A Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Class A Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Class B Non-Voting Shares.

(i)	Prior to or forthwith after sending any notice referred to in clause (g), the Corporation shall cause a press release to be issued to a Canadian national news-wire service, describing the contents of the notice.

5.	Liquidation, Dissolution or Winding Up. In the event of liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Class A Shares and Class B Non-Voting Shares shall be paid or distributed equally, share for share, between the holders of the Class A Shares and the Class B Non-Voting Shares respectively, without preference or distinction.

6.	Offer by the Corporation to Purchase Class A Shares. The Corporation may not make an offer to purchase Class A Shares unless at the same time it makes an offer to purchase at the same price and on the same terms as to payment, that number of Class B Non-Voting Shares that is the same proportion of all the Class B Non-Voting Shares then outstanding as the proportion that the Class A Shares with respect to which the Corporation intends to make an offer to purchase is of all the Class A Shares then outstanding.

7.	Voting Rights. The holders of the Class A Shares shall be entitled to receive notice of, to attend, and to one vote in respect of each Class A Share held at, all meetings of the shareholders of the Corporation. The holders of the Class B Non-Voting Shares shall be entitled to receive 21 days’ written notice of, and to attend, in person or by proxy, all meetings of the shareholders of the Corporation and to speak thereat to the same extent as can the holders of Class A Shares, but, subject to the Business Corporations Act (Alberta), shall not be entitled to vote upon any matter whatsoever, at any such meeting, except upon a resolution to authorize the liquidation, dissolution or winding up of the Corporation or the distribution of assets among its shareholders for the purpose of winding up its affairs.

8.	Same Rights. Save as aforesaid, each Class A Share and each Class B Non-Voting Share shall have the same rights and attributes and be the same in all respects.

II.	CLASS 1 PREFERRED SHARES

1.	Issuance in Series. The Class 1 Preferred Shares may from time to time be issued in one or more series and, subject to the following provisions, the directors of the Corporation may fix from time to time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends, and whether or not the same shall be cumulative; the dates of payment of dividends; the redemption price and terms and conditions of redemption, including the rights, if any, of the holders of the Class 1 Preferred Shares of such series to require the redemption thereof; conversion rights (if any); and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series;

2.	Voting Rights. The holders of Class 1 Preferred Shares of any series shall not be entitled to receive notice of, to attend or vote at any meeting of shareholders of the Corporation, other than a meeting of holders of Class 1 Preferred Shares of such series or a meeting of holder of the class of Class 1 Preferred Shares, as provided by applicable law.

3.	Priority.

(a)	The shares of each successive series of Class 1 Preferred Shares shall have a preference over the Class A Shares and the Class B Non-Voting Shares of the Corporation as to dividends of not less than one-hundredth (1/100) of a cent per share.

(b)	If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 1 Preferred Shares in respect of accumulated dividends and return of capital.

(c)	No preferences, rights, conditions, restrictions, limitations or prohibitions attached to a series of Class 1 Preferred Shares shall confer upon the shares of that or any other series of the Class 1 Preferred Shares a priority in respect of voting, dividends or return of capital over the shares of any other series of the Class 1 Preferred Shares.

(d)	The Class 2 Preferred Shares, the Class A Shares and the Class B Non-Voting Shares of the Corporation shall rank junior to and shall be subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares and each series thereof. Subject to clauses (3)(a), (b), and (c), Class 1 Preferred Shares of any series may be given such preferences over, or rights to participate with, any shares of the Corporation ranking junior to the Class 1 Preferred Shares (including in respect of, but not in any way limited to, payment of dividends, repayment of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary) as may be fixed by the directors of the Corporation in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.

4.	Conversion and Redemption. Subject to the applicable provisions of the Business Corporations Act (Alberta) and the provisions attached to any particular series, Class 1 Preferred Shares of any series, if so provided in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series;

(a)	may be purchased for cancellation or made subject to redemption at the option of the Corporation or the holder thereof at such times and at such prices and upon such other terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares of such series; and

(b)	may be converted into any other series of Class 1 Preferred Shares or into any other securities of the Corporation (except Class A Shares) or any other corporation or other issuer of securities, at such times and upon such terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares of such series.

5.	Pre-Emptive Rights. No holder of Class 1 Preferred Shares shall be entitled, as such, to any pre-emptive right to subscribe for the purchase or to receive any part of any issue of shares, or of bonds, debentures, or other securities of the Corporation whether now or hereafter authorized or issued; provided, however that notwithstanding the foregoing, if so specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to a particular series of Class 1 Preferred Shares authorized to be issued, the holders of such series of Class 1 Preferred Shares may be given a pre-emptive right to subscribe for the purchase or to receive all or a part of the issue of shares or of bonds, debentures or other securities of the Corporation or another corporation whether now or hereafter authorized or issued upon such terms and conditions as may be specified in such preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.

III.	CLASS 2 PREFERRED SHARES

1.	Issuance in Series. The Class 2 Preferred Shares may from time to time be issued in one or more series and subject to the following provisions, the directors may fix from time to time before such issue the number of shares which is to comprise each series then to be issued and the designations, rights, conditions, restrictions or limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends, and whether or not the same shall be cumulative; the dates of payment of dividends, the redemption price and terms and conditions of redemption, including the rights, if any, of the holders of the Class 2 Preferred Shares of such series to require the redemption thereof; conversion rights, if any and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series;

2.	Voting rights. The holders of the Class 2 Preferred Shares of any series shall not be entitled to receive notice of, to attend or vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of the class of Class 2 Preferred Shares, as provided by applicable law;

3.	Priority.

(a)	The shares of each successive series of Class 2 Preferred Shares shall have a preference over the Class A Shares and the Class B Non-Voting Shares of the Corporation as to dividends in right of payment.

(b)	If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of the Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital.

(c)	No preferences, rights, conditions, restrictions, limitations or prohibitions attached to a series of Class 2 Preferred Shares shall confer upon the shares of that or any other series of Class 2 Preferred Shares a priority in respect of voting, dividends or return of capital over the shares or any other series of Class 2 Preferred Shares.

(d)	The Class A Shares and the Class B Non-Voting Shares of the Corporation shall rank junior to and shall be subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 2 Preferred Shares and each series thereof; and the Class 2 Preferred Shares and each series thereof shall rank junior to and shall be subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares and each series thereof. Class 2 Preferred Shares of any series may be given such preferences over, or rights to participate with any shares of the Corporation ranking junior to the Class 2 Preferred Shares (including in respect of, but not in any way limited to, payment of dividends, repayment of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary) as may be fixed by the directors of the Corporation in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.

4.	Conversion and Redemption. Subject to the applicable provisions of the Business Corporations Act (Alberta) and the provisions attached to any particular series, Class 2 Preferred Shares of any series, if so provided in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series;

(a)	may be purchased for cancellation or made subject to redemption at the option of the Corporation or the holder thereof at such times and at such prices and upon such other terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 2 Preferred Shares; and

(b)	may be converted into any other series of Class 2 Preferred Shares or into any other securities of the Corporation (except Class A Shares) or any other corporation or other issuer of securities, at such times and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 2 Preferred Shares;

5.	Pre-emptive Rights. No holder of Class 2 Preferred Shares shall be entitled, as such, to any pre-emptive right to subscribe for the purchase or to receive any part of any issue of shares, or of bonds, debentures, or other securities of the Corporation whether now or hereafter authorized or issued; provided, however that notwithstanding the foregoing, if so specified in the preferences, rights, conditions, restrictions, limitations and prohibitions, attached to a particular series of Class 2 Preferred Shares authorized to be issued, the holders of such series of Class 2 Preferred Shares may be given a pre-emptive right to subscribe for the purchase or to receive all or a part of the issue of shares or of bonds, debentures or other securities of the Corporation or another corporation whether now or hereafter authorized or issued upon such terms and conditions as may be specified in such preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.

IV.	CONSTRAINED SHARE PROVISIONS

1.	Definitions and Interpretation.

(a)	For the purposes of this Section IV, the following terms shall have the meanings set forth below:

(i)	“Act” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended as now enacted or as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemented.

(ii)	“Constrained Class” means

A.	persons who are not Canadians within the meaning of any of the Communications Statutes, or

B.	persons where the issue or transfer of Voting Shares to any such persons will affect the ability of the Corporation or any of its affiliates or associates to qualify under any of the Communications Statutes in order to obtain, maintain, amend or renew a licence necessary to carry on any business that the Corporation or any of its affiliates or associates is engaged in or proposes to engage in.

(iii)	“Communications Statutes” means

A.	the Telecommunications Act,

B.	the Radiocommunication Act,

C.	the Broadcasting Act, and

D.	any other law of Canada or a province of Canada which is currently or hereafter prescribed pursuant to Section 174 of the Act, and which will affect the ability of the Corporation or any of its affiliates or associates to qualify in order to obtain, maintain, amend or renew a licence necessary to carry on any business that the Corporation is engaged in or proposes to engage in, as now enacted or as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemented together with any regulations, Orders in Council, or licences promulgated, made or issued under such laws.

(iv)	“Maximum Aggregate Holdings” means Voting Shares which represent an aggregate of 33 1/3% of the total number of issued and outstanding Voting Shares (or such greater percentage of the total number of Voting Shares that may be permitted to be held by or on behalf of persons in the Constrained Class under any of the Communications Statutes without resulting in a contravention thereof in respect of the ownership or control of the Corporation or any of its affiliates or associates), which is the total number of Voting Shares that may be held from time to time by or on behalf of persons in the Constrained Class;

(v)	“Regulations” means the regulations under the Act as now enacted or as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemented;

(vi)	“Shares” means shares of any class in the capital of the Corporation, including the Voting Shares; and

(vii)	“Voting Shares” means the Class A participating shares of the Corporation and any other shares of the Corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing, and includes a security that is convertible into such a share and a currently exercisable option to or right to acquire such a share or such a convertible security.

(b)	All terms used in this Section IV which are defined in the Act or the Regulations shall have the meanings ascribed thereto in the Act or the Regulations, except as otherwise expressly provided for herein.

(c)	Any reference in this Section IV to any section of the Act or the Regulations shall include a reference to that section as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemental.

(d)	The powers of the directors of the Corporation to refuse to issue or register the transfer of a Share, or to sell a Share pursuant to this Section IV are without prejudice to any other powers of the directors of the Corporation with respect to such matters in the articles of the Corporation, under any of the Communications Statutes or otherwise.

2.	Restriction on the Issue, Transfer and Ownership of Voting Shares.

(a)	The directors of the Corporation shall not issue a Voting Share and shall refuse to register a transfer of a Voting Share to a person who is a member of the Constrained Class if:

(i)	the total number of Shares held by or on behalf of persons in the Constrained Class does not exceed the Maximum Aggregate Holdings and the issuance or transfer, as the case may be, of such Voting Shares would cause the number of Shares held by persons in the Constrained Class to exceed the Maximum Aggregate Holdings; or

(ii)	the total number of Shares held by or on behalf of persons in the Constrained Class exceeds the Maximum Aggregate Holdings and the issuance or transfer, as the case may be, of such Voting Shares is to a person in the Constrained Class.

(b)	If, for whatever reason, the Maximum Aggregate Holdings by members of the Constrained Class is exceeded, the Corporation may, to the extent permitted by the Act or the Regulations, or by any of the Communications Statutes, for the purpose of ensuring that the Maximum Aggregate Holdings of members of the Constrained Class is not exceeded, sell, as if it were the owner thereof, any Voting Shares that are owned by members of the Constrained Class, subject to the provisions of the Act and the Regulations and of the Communications Statutes.

(c)	The directors of the Corporation may refuse to issue a Voting Share or register a transfer of a Voting Share, if the issue or transfer, as the case may be, is to be person who may be a member of a Constrained Class and who, in respect of the issue or registration of the transfer of such Voting Share, as the case may be, has been requested by the Corporation to furnish it with any information which may be requested by the directors and has not furnished such information.

(d)	For the purposes of this Section IV, where a Voting Share is held, beneficially owned or controlled jointly by one or more of the joint holders, beneficial owners or persons controlling the Voting Share who is a member of the Constrained Class, the Voting Share is deemed to be held, beneficially owned or controlled, as the case may be, by such member of the Constrained Class.

3.	Restriction on the Issue and Transfer of Shares. The directors of the Corporation may refuse to issue a Share or register a transfer of a Share, if

(a)	the issue or transfer requires the prior approval of a regulatory authority under any of the Communications Statutes unless and until such approval has been received, or

(b)	the issue or transfer is to a person who, in respect of the issue or registration of the transfer of such Share, as the case may be, has been requested by the Corporation to furnish it with any information which may be requested by the directors and has not furnished such information.

4.	No Claims.

(a)	No shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or intended pursuance of the provisions of these Articles or any breach or alleged breach by the Corporation of any of the provisions of these Articles, and, for greater certainty, no such person shall be liable for any damages or losses related to or as a consequence of any such act or any such breach or alleged breach of such provisions.

(b)	In the administration of the provisions of this Section IV, the directors of the Corporation shall enjoy, in addition to the powers explicitly set forth herein, all of the powers necessary or desirable to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the Act and the Regulations, as well as all powers contemplated by the Communications Statutes relating to the ownership of shares by persons that are not Canadians.

5.	General.

(a)	Subject to the Act and the Regulations, the directors of the Corporation may establish, amend or repeal any procedures required to administer the constrained share provisions set out in this Section IV and to require any affidavit, declaration or other statement required under any of the Communications Statutes.

(b)	In the event of any conflict between the provisions of this Section IV and of the provisions in the Act or the Regulations relating to constrained share corporations, or of the provisions of any of the Communications Statutes, the provisions in the Act and Regulations, or the Communications Statutes, as the case may be, shall prevail, and the provisions of this Section IV shall be deemed to be amended accordingly and shall be retroactive in effect, as so amended.

(c)	The invalidity or unenforceability of any provision, in whole or in part, of this Section IV for any reason shall not affect the validity or enforceability of any other provision, or part thereof, of these Articles of the Corporation.

SHAW COMMUNICATIONS INC.
(the “Corporation”)

RESTATED ARTICLES OF INCORPORATION
SCHEDULE II

The Corporation has a lien on a share registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

Meetings of the shareholders may be held in any Province or Territory in Canada or in any State or Territory in the United States of America as the directors in their discretion may from time to time determine.

The directors may, between annual general meetings, appoint one or more additional directors until the next annual general meeting, but the number of additional directors so appointed shall not at any time exceed one-third (1/3) of the number of directors elected at the last annual general meeting.

SHAW COMMUNICATIONS INC.
CLASS A PARTICIPATING SHARES
PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THE 21st DAY OF JANUARY, 2004.

The undersigned shareholder of Shaw Communications Inc. (the “Corporation”) hereby appoints JR SHAW of Calgary, Alberta, or failing him, JIM SHAW, of Calgary, Alberta, or instead of either of the foregoing, _________________________ of __________________ as the nominee of the undersigned to attend and act for the undersigned at the annual general and special meeting (the “Meeting”) of shareholders of the Corporation to be held on Wednesday, the 21st day of January, 2004 at 2:00 p.m. (Calgary time) and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting, any adjournment or any adjournments thereof; and without limiting the general authorization and powers hereby given, the undersigned shareholder specifies and directs the persons above named that the shares registered in the name of the undersigned shall be:

1.	VOTED FOR ☐	WITHHOLD FROM VOTING ☐
the election as directors of the persons named in the proxy circular with respect to the Meeting;

2.	VOTED FOR ☐	WITHHOLD FROM VOTING ☐
the appointment of Ernst & Young LLP as auditors of the Corporation and the authorization of the directors to fix the remuneration of such auditors; and

3.	VOTED FOR ☐	WITHHOLD FROM VOTING ☐
the special resolution in the form set forth in Exhibit A to the proxy circular with respect to the Meeting, the text of which proposed resolution is incorporated herein by reference, to amend the articles of the Corporation to (a) limit the authorized number of class A participating shares (“Class A Shares”) in the capital of the Corporation to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversions of Class A Shares into class B non-voting participating shares in the capital of the Corporation; and (b) amend and restate the articles of the Corporation in the form set forth in Exhibit B to the proxy circular with respect to the Meeting.

Unless otherwise indicated above, this proxy is to be voted for each of the resolutions in respect of the election of directors, the appointment of the auditors and the amendment of the articles of the Corporation, all as referred to above. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

DATED the ________ day of _______________, _______.

Signature of Shareholder

Name of Shareholder
(please print)

Notes:

1.	This form of proxy is for use of holders of Class A Participating Shares of the Corporation only.
2.	This proxy is solicited on behalf of the management of the Corporation and the costs thereof will be borne by the Corporation.
3.	A shareholder has the right to appoint a proxyholder (who need not be a shareholder) to attend and act for the shareholder at the Meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided above and strike out the other names or may submit another appropriate proxy.
4.	This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
5.	In order for this proxy to be effective it must be deposited at the offices of CIBC Mellon Trust Company, 600 The Dome Tower, 333 — 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address P.O. Box 2517, Calgary, Alberta, T2P 4P4), not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment thereof.
6.	If this proxy is duly deposited with CIBC Mellon Trust Company, the shares represented thereby will be voted or withheld from voting as directed by the shareholder, but if no direction is made, they will be voted in favour of the above matters. If the shareholder specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made.